02075228

Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
JUL 20 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aethlon Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4920 IDS Center, 80 South 8th Street
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sima Griffith 612-338-0934
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

7900 Xerxes Avenue South, Suite 2400	Minneapolis	MN	55431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sima Griffith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aethlon Capital, LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEANNIE MARIE MAIER
Notary Public
Minnesota
My Commission Expires January 31, 2020

Sima Griffith
Signature

Managing Principal
Title

Jeannie Marie Maier
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AETHLON CAPITAL, LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS

	2001	2000
CASH AND CASH EQUIVALENTS	$ 95,317	$ 32,987
COMMISSIONS RECEIVABLE	33,028	-
PREPAID EXPENSES	7,955	10,199
SECURITIES NOT READILY MARKETABLE	3,350	5,500
TOTAL ASSETS	$ 139,650	$ 48,686

LIABILITIES AND MEMBERS' EQUITY

	2001	2000
LIABILITIES		
Accrued expenses	$ 46,315	$ 15,588
MEMBERS' EQUITY	93,335	33,098
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 139,650	$ 48,686

See accompanying notes to financial statements.

AETHLON CAPITAL, LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Aethlon Capital, LLC (the Company) was formed in October 1996 as a limited liability company under Chapter 322B of the Minnesota statutes. The Company has issued membership interests to denominate each member's (owner's) voting power, share of Company's profit and losses and right to share in distributions. The Company will continue until October 30, 2026 unless terminated prior to that time.

The Company is a licensed securities broker-dealer and specializes in providing investment banking services for public and private emerging growth companies. Services provided include private placement of equity or debt, general corporate finance advisory services and investor relations.

The Company is a member of the Securities Investors Protection Corporation (SIPC) and the National Association of Securities Dealers (NASD).

The Company is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission (the "Rule") based on the provisions of Section K2i of the Rule.

Cash and Cash Equivalents

The Company maintains its cash in high quality financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Revenues

The Company's revenues during 2001 and 2000 were derived from private placement fees and related expense reimbursements. Revenue is recognized at the time of the placement's closing.

Equipment and Furniture

Equipment and furniture are being depreciated using accelerated methods over periods up to five years.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one (eight to one for new broker/dealers). Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2001, the net capital ratio was .98 to 1 and net capital was $47,389 which exceeded the minimum requirement by $42,389. As of December 31, 2000, the net capital ratio was .90 to 1 and net capital was $17,399 which exceeded the minimum requirement by $12,399.

NOTE 3 - Equipment And Furniture

	2001	2000
Equipment and Furniture	$ 17,105	$ 14,750
Less Accumulated Depreciation	(17,105)	(14,750)
	$ -	$ -

Depreciation expense was $2,355 and $7,121 during 2001 and 2000, respectively.

NOTE 4 - Income Taxes

The Company is treated as a partnership for income tax purposes. Accordingly, these financial statements do not include any provision for income taxes since the income and expenses are reported on the individual income tax returns of the members and the applicable income taxes, if any, are paid from the personal funds of the members.

NOTE 5 - Leases

The Company subleased office space through May 2000 from an individual related to one of the Company's owners. This lease was on a month-to-month basis. Rent expense under this agreement was approximately $10,000 during 2000.

In May 2000, the Company moved into office space which it has leased under a noncancelable operating lease. The lease expires May 2005 and requires monthly base rents of $2,784 which increase annually to $2,948 in addition to the Company's prorata share of the building's property taxes and operating expenses. Rent expense was approximately $58,000 and $34,000 in 2001 and 2000, respectively. Future minimum rental commitments at December 31, 2001 are as follows:

2002	$ 34,183
2003	34,674
2004	35,165
2005	14,737
	$ 118,759

AETHLON CAPITAL, LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 6 - Member Buy/Sell Agreement

Under the terms of a Member Control Agreement dated January 1, 1997, members may not sell, assign, or transfer their governance or financial rights without first offering these rights to the Company and the remaining members.

NOTE 7 - Employee Benefit Plan

The Company adopted a simplified employee pension plan in 1999. Contributions to the plan by the Company are discretionary. Employer contributions for 2001 and 2000 were $25,500 and $10,000, respectively.

NOTE 8 - Significant Customers

The Company received all of its 2001 and 2000 revenue from commissions earned on private placement offerings. One customer accounted for 93% of the revenues in 2001. Two other customers accounted for 65% of the revenues in 2000.